Mail Stop 6010

April 27, 2006

VIA U.S. MAIL AND FACSIMILE (001 755 2698 3823)

Yao Miao
China Digital Communication Group
Chief Financial Officer
A-3. Xinglian Industrial Zone
He Hua Ling Pingxin Road
Xin Nan. Ping Hua Town; Longgang
Shenzhen China 51811

> **Re:** **China Digital Communication Group**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-49715**

Dear Mr. Miao:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

Overview, page 15

1.   We see that you entered into a Share Exchange Agreement on February 14, 2005 to acquire UPE Limited and its subsidiary Zhuo Tong. Under Item 303 of Regulation S-B, MD&A should make disclosure about material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Among other matters, that Regulation calls for disclosure about (1) known trends, events or uncertainties that have or are reasonably likely to have a material impact on short-term or long-term liquidity (2) significant commitments and (3) known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. Please tell us why you should not amend to provide MD&A discussion about this pending acquisition.

2.   As a related matter, tell us about the status of the pending transaction. If the transaction has closed, tell us the closing date. Also tell us when you plan on providing acquired business financial statements and related pro forma data. If the transaction has not closed, tell us why you should not provide updated disclosure to your shareholders.

Results of Operations, page 16

3.   The intended focus of an MD&A discussion under Item 303 of Regulation S-B is the analysis of financial condition, changes in financial condition and results of operations covering the two-year period as actually presented in the financial statements. Specifically, your discussion should (at a minimum) begin with, and strongly focus upon, your actual historical operating results as presented in your historical financial statements. This discussion of historical operating results should address, in depth, each significant line item of the financial statements. Please revise.

4.   If you also wish to include a brief pro forma discussion of operations in order to further inform investors as to the relative impact and significance of the E'Jenie acquisition, that discussion should follow your discussion of historical operations on a GAAP basis.   It should be clearly labeled as "pro forma" and set apart from your historical discussions. Any specific adjustments included in the pro forma figures should be quantified and explained in accompanying footnotes.

5.   Because you did not acquire the interest in Billion and its subsidiary until November 2004 you had no interest in that business for the majority of the 2004 and all of 2003. Accordingly it does not appear appropriate to present the pro forma MD&A discussion for 2004 versus 2003. Please revise to delete that presentation.

Net Sales, page 17

6.   We see that revenue significantly increased $7.5 million or 146% from 2004 to 2005. You explain the increase as a result of the expansion of your product lines, yet do not provide specific disclosure about the changes in product lines. Please expand to disclose details about the changes in your product line in 2005, including more specific detail about how that expansion contributed to the significant increase in revenue during the year.

Operating Expenses, page 17

7.   Refer to your discussion of selling, general and administrative and consulting fees for 2005 compared to 2004. Please revise to separately discuss the changes in selling expense, general and administrative expense, and consulting fees. For example, you should quantify the increase in employees and customers to more fully explain the increase in selling and general and administrative expenses. As a related matter, your discussion should focus on the underlying reasons for the actual dollar change as well as any significant changes as a percentage of net sales.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

8.   Please amend your filing to include an independent audit report for the year ended December 31, 2004 as required by Item 310 of Regulation S-B.

9.   We note that your independent auditors are based in California while your principal operations are in China. Please respond to the following:

    •   Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.
    •   Tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that fieldwork, if any, and describe the extent of their participation in fieldwork.

- If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your auditors' expertise in reading and speaking Chinese. Specifically address audit firm employees performing fieldwork in China.
- At the time of each audit describe your company's internal expertise in US GAAP; and, if your underlying accounting records were not maintained according to US GAAP, tell us who converted those records to US GAAP.

Overall, the response should fully explain how the US based auditors were able to successfully complete the audits of the Chinese operations. Respond separately for each audit firm. We may have additional questions after reviewing your response.

Consolidated Statements of Income, page F-3

10. It appears from the executive compensation table on page 26 that the financial statements include no compensation expense for the services of your chief executive officer. Tell us whether the financial statements include regular charges for the services of your executives. If not, tell us why you believe charges for such services are not necessary for fair presentation of your operating results. In general, the financial statements should include all costs of doing business. Refer to SAB Topic 1-B; and revise or advise.

Consolidated Statements of Cash Flows, page F-4

11. Refer to the classification of "cash acquired in acquisition" as an adjustment to cash flows from operating activities. As set forth in SFAS 95, cash expenditures for acquisitions of subsidiaries or other business units are investing activities. Please revise or tell us why you believe that the current presentation is appropriate in GAAP.

12. Additionally, please revise to clearly disclose cash paid during 2005 for income taxes.

Note B. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

13. Please expand to describe the terms of your sales arrangements, including how those terms are documented. The expanded disclosure should clarify how you actually apply the generic criteria from SAB 104, As well, unless not significant, please also expand to address customer acceptance provisions, return policies, post shipment obligations, warranties, credits and discounts, rebates, price

protection or similar privileges, including how any significant matters are considered in your revenue recognition practices. Unless not significant, also fully describe any circumstances where you do not recognize revenue at shipment.

Stock Based Compensation, page F-10

14. We note your stock compensation policy discloses that you use the intrinsic value method prescribed by APB 25. However, in Note G you disclose that you adopted SFAS 123(R) on November 1, 2005 using the modified prospective method. Please reconcile these two statements. As well, if you in fact adopted SFAS 123(R) explain to us how it is consistent with the transition guidance from the standard to adopt the new accounting in the middle of a quarterly reporting period.

Note F. Common Stock, page F-15

15. We note that you issued shares for consulting fees and guarantee fees during 2004. Please revise to disclose how you valued the services received. That is, disclose whether measurement was based on the fair value of the consideration received or the fair value of the equity instruments issued. Please also disclose how you determined the fair value. Refer to paragraphs 8 – 10 of SFAS 123.

16. The guarantee fees appear to be associated with the acquisition of your primary business. Tell us why the value of the shares is not a cost of the acquisition that should be included in purchase price under SFAS 141. Your response should explain how you interpreted and applied the guidance from SFAS 141 in reaching your conclusion.

17. Please add detailed and specific disclosure about the nature of the services received in exchange for the 12 million shares issued to consultants in March 2004. Specifically identify any related parties as that term is defined in SFAS 57, including any parties related to Cheering or Billion or its subsidiary. Tell us whether you filed the underlying consulting agreements. If you did not, explain why they should not be filed under the requirements of Regulation S-B.

Note G. Stock Option, page F-15

18. Tell us how the $17,500 charged to compensation expense was measured. Explain how that measure is consistent with SFAS 123(R), if actually adopted, or APB 23 if that continued to be your policy on the grant date.

Note I. Stock Purchase Business Combination, page F-17

19.   Disclose and tell us how you measured the fair value of the shares issued to purchase Billion. Clearly disclose the components of the purchase price including, the cash paid, expenses incurred and the fair value of the shares issued.

20.   Please revise to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price resulting in recognition of goodwill, as required by paragraph 51(b) of SFAS 141.

21.   We see that you allocated $1.8 million of purchase price to goodwill. However, we see that you acquired a company with technology, patents and customers. Tell us why you should not allocate a portion of the cost to intangible assets. Refer to paragraphs 39 and A10 – A28 of SFAS 141. Refer also to EITF 02-17. Successful resolution of this comment will require a detailed analysis explaining how you applied the requirements of GAAP to your fact pattern. You should fully explain the rationale in GAAP for the purchase allocation. We may have further comment upon review of that response.

22.   In a Form 8-K dated September 30, 2004 and filed on December 15, 2004 you disclose that the pro forma balance sheet as of September 30, 2004 was based on the historical balance sheets of the merging entities as of September 30, 2004 (see Exhibit 4 to that Form 8-K). We see that the acquisition closed on November 15, 2004. We also see that the amounts presented for the acquired business in the pro forma balance sheet as of September 30 (included in the Form 8-K) are the same as the amounts shown in the purchase allocation (included in Note I to the Form 10-KSB) as of November 15. Tell us whether the amounts shown in the purchase allocation as presented in Note I are as of November 15, 2004 or September 30, 2004. If the amounts are not as of November 15, tell how your accounting is consistent with the requirements of SFAS 141.

23.   We see that the historical balance sheet for the acquired entity included inventory. Tell us whether this inventory was adjusted to fair value in purchase accounting. If it was not, tell us why that accounting is appropriate under SFAS 141.

Form 8-K/A dated September 30, 2004

24.   The Independent Auditor's Reports for Shenzhen E'Jenie Science & Technology Company Limited as of and for the periods ended December 31, 2002 and December 31, 2003 do not appear to be signed by the independent auditors. Please amend your filing to include a signed auditor's reports for the financial statements as required by Item 310(c) of Regulation S-B.

Form 8-K dated March 22, 2006

25.   Tell us about the status of the Galaxy View transaction. Please confirm to us that you will provide any audited financial statements and pro forma information required under Rules 310(c) and (d) of Regulation S-B.

26.   As a related matter, tell us how you determined the $5 million fair value that you expect to assigned to the preferred shares. Since the preferred shares are convertible to common on a one-to-one basis, also explain the business purpose underlying the grant of seven votes per share to each preferred share.   Tell us how that unusual voting arrangement is considered in the fair value assigned to the preferred shares.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Gary Todd
　　　　　　　　　　　　　　　　　　　Reviewing Accountant